

KRONES Aktiengesellschaft
Einladung zur Hauptversammlung
am 20. Juni 2007

KRONES

Einladung zur Hauptversammlung

KRONES Aktiengesellschaft Neutraubling
Wertpapier-Kenn-Nummer: 633 500
ISIN: DE0006335003

Wir laden unsere Aktionäre zur
27. ordentlichen Hauptversammlung ein,
die am Mittwoch, dem 20. Juni 2007, 15.00 Uhr,
in der Stadthalle Neutraubling,
Regensburger Straße 9,
stattfindet (Einlass ab 13.00 Uhr).

Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses und des Konzernabschlusses mit den Lageberichten der KRONES Aktiengesellschaft und des Konzerns für das Geschäftsjahr 2006 sowie des Berichts des Aufsichtsrats.**

2. **Beschlussfassung über die Verwendung des Bilanzgewinns der KRONES Aktiengesellschaft**

Aufsichtsrat und Vorstand schlagen vor, den nach Einstellung von Euro 25.000.000,00 in die anderen Gewinnrücklagen gemäß § 58 Abs. 2 Satz 1 AktG verbleibenden Bilanzgewinn des Geschäftsjahres 2006 in Höhe von Euro 46.969.800,67 wie folgt zu verwenden:

Dividende	Euro
Euro 1,60 je Aktie	16.849.638,40
Andere Gewinnrücklagen Zuführung	30.000.000,00
Vortrag auf neue Rechnung	120.162,27
Bilanzgewinn	**46.969.800,67**

3. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2006 die Entlastung zu erteilen.

4. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2006 die Entlastung zu erteilen.

5. Beschlussfassung über die Ermächtigung des Vorstands zum Erwerb eigener Aktien der Gesellschaft

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Die Gesellschaft wird gemäß § 71 Abs. 1 Nr. 8 AktG ermächtigt, bis zum 19. Dezember 2008 eigene Aktien der Gesellschaft bis zu insgesamt 10% des derzeitigen Grundkapitals unter Beachtung des § 71 Abs. 2 AktG für diese zu erwerben und zu verkaufen. Der niedrigste Gegenwert, zu dem jeweils eine eigene Aktie erworben werden darf, wird auf den Mittelwert der Einheitskurse für diese Aktie an der Frankfurter Wertpapierbörse während der letzten fünf Börsentage vor dem Beschluss des Vorstands über den jeweiligen Erwerb, abzüglich 10%, festgelegt, der höchste Gegenwert auf diesen Mittelwert zuzüglich 10%.

b) Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eigene Aktien der KRONES Aktiengesellschaft einzuziehen, die aufgrund vorstehender Ermächtigung erworben werden, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf. Die Ermächtigung kann ganz oder in Teilen ausgeübt werden.

6. Beschlussfassung über eine Kapitalerhöhung aus Gesellschaftsmitteln und entsprechende Änderung des § 4 Abs. 1 der Satzung (Grundkapital)

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

»Das Grundkapital der Gesellschaft von derzeit Euro 26.922.135,36 wird um Euro 13.077.864,64 erhöht auf insgesamt Euro 40.000.000,00. Die Kapitalerhöhung erfolgt aus Gesellschaftsmitteln und zwar durch entsprechende Umwandlung der in der Bilanz zum 31.12.2006 ausgewiesenen anderen Gewinnrücklagen in Grundkapital ohne Ausgabe neuer Aktien. § 4 Abs. 1 (Grundkapital) wird in Anpassung an diese Kapitalerhöhung wie folgt neu gefasst:

Das Grundkapital der Gesellschaft beträgt Euro 40.000.000,00 (in Worten: Euro vierzig Millionen).«

7. Beschlussfassung über einen Aktiensplit und die entsprechende Änderung von § 4 Abs. 2 der Satzung (Grundkapital)

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

»Die auf den Inhaber lautenden Stückaktien werden durch einen Aktiensplit im Verhältnis 1 zu 3 geteilt. An die Stelle jeweils einer Stückaktie treten somit nunmehr drei Stückaktien. § 4 Abs. 2 der Satzung (Grundkapital) wird entsprechend wie folgt neu gefasst:

Es ist eingeteilt in 31.593.072 Stückaktien.«

8. Beschlussfassung über die Schaffung eines genehmigten Kapitals und entsprechende Änderung von § 4 Abs. 4 der Satzung (Genehmigtes Kapital)

Vorstand und Aufsichtsrat schlagen vor, § 4 Abs. 4 der Satzung wie folgt neu zu fassen:

»Der Vorstand ist ermächtigt, das Grundkapital der Gesellschaft bis zum 31. Mai 2012 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer auf den Inhaber lautende Stückaktien einmal oder mehrfach gegen Bareinlagen um insgesamt bis zu Euro 10 Millionen zu erhöhen (genehmigtes Kapital). Dabei ist den Aktionären ein Bezugsrecht einzuräumen. Der Vorstand kann das Bezugsrecht der Aktionäre für eventuell entstehende Spitzenbeträge ausschließen. Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach Ausnutzung des genehmigten Kapitals oder Ablauf der Frist für die Ausnutzung des genehmigten Kapitals entsprechend anzupassen.«

Hierzu erteilt der Vorstand an die Hauptversammlung folgenden Bericht:
Durch die vorgeschlagene Änderung des § 4 Abs. 4 unserer Satzung soll dem Vorstand der Gesellschaft die Möglichkeit eingeräumt werden, mit Zustimmung des Aufsichtsrates das Kapital um bis zu Euro 10 Millionen zu erhöhen. Der Vorstand soll dadurch in die Lage versetzt werden, bei Bedarf nach neuen Eigenmitteln und günstiger Kapitalmarktsituation flexibel zu handeln. Für diesen Fall erscheint dem Vorstand ein Betrag von bis zu Euro 10 Millionen erforderlich. Die Möglichkeit, das Bezugsrecht für gegebenenfalls anfallende Spitzenbeträge auszuschließen, dient dazu, ein praktikables Bezugsrecht herzustellen und die Durchführung der Kapitalerhöhung zu erleichtern. Die etwa verbleibenden Spitzenbeträge werden zu Börsenkursen verwertet.

9. Beschlussfassung über die Änderung von § 15 der Satzung (Vergütung des Aufsichtsrats)

Vorstand und Aufsichtsrat schlagen vor, § 15 (Vergütung des Aufsichtsrats) wie folgt neu zu fassen:

»1.
Jedes Mitglied des Aufsichtsrats erhält neben dem Ersatz seiner Auslagen eine feste Vergütung in Höhe von jährlich Euro 10.000,00, jeweils zahlbar nach Ablauf des Geschäftsjahres. Der Ersatz der Auslagen erfolgt entweder durch Zahlung eines Pauschalbetrages in Höhe von Euro 600,00 für jede anberaumte Sitzung oder, falls die Auslagen Euro 600,00 im Einzelfall übersteigen, durch Zahlung der durch entsprechende Belege nachgewiesenen tatsächlichen Kosten.

2.
Neben der festen Vergütung erhält jedes Mitglied des Aufsichtsrats eine variable Vergütung. Die variable Vergütung hängt vom Jahresüberschuss der Gesellschaft pro Aktie ab, der in dem von der Gesellschaft entsprechend den Rechnungslegungsvorschriften IFRS (International Financial Reporting Standards) erstellten Konzernabschluss ausgewiesen ist.

Für jeden über den Betrag von Euro 1,00 hinausgehenden Betrag von Euro 0,30 Jahresüberschuss je Aktie erhält jedes Aufsichtsratsmitglied einen Betrag von jeweils Euro 2.000,00 pro Euro 0,30.

Die variable Vergütung ist nach Feststellung des Jahresabschlusses für das jeweilige Geschäftsjahr zur Zahlung fällig.

Die variable Vergütung wird nicht gewährt, soweit hierdurch die Grenzen des § 113 Abs. 3 AktG überschritten werden.

3.
Die Vergütung nach Absatz 1 beträgt für den Vorsitzenden das Doppelte und für den stellvertretenden Vorsitzenden das Eineinhalbfache.

4.
Die Gesellschaft erstattet jedem Aufsichtsratsmitglied die auf seine Bezüge entfallende Umsatzsteuer. Sie stellt den Mitgliedern des Aufsichtsrats Versicherungsschutz in Form einer Haftpflichtversicherung (D&O-Versicherung) zur Absicherung der gesetzlichen Haftpflicht aus der Aufsichtsratstätigkeit.

5.
Soweit Mitglieder des Aufsichtrats besonderen Ausschüssen innerhalb des Aufsichtsrats angehören, erhalten sie eine zusätzliche Vergütung von jährlich Euro 10.000,00 und Auslagenersatz entsprechend Abs. 1. Auf diese zusätzliche Vergütung ist Abs. 3 nicht entsprechend anwendbar.«

10. Beschlussfassung hinsichtlich § 30b Abs. 3 WpHG

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

»Die Gesellschaft ist zur Übermittlung von Informationen an die Inhaber der Wertpapiere im Wege der Datenfernübertragung nach Maßgabe des § 30b Abs. 3 WpHG berechtigt«

11. Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2007

Der Aufsichtsrat schlägt vor, die Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Zweigniederlassung Regensburg, zum Abschlussprüfer für das Geschäftsjahr 2007 zu wählen.

Das Grundkapital der Gesellschaft ist eingeteilt in 10.531.024 nennwertlose Stückaktien mit ebenso vielen Stimmrechten.

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die sich vor der Hauptversammlung bei der Gesellschaft in Textform in deutscher oder englischer Sprache anmelden und ihren Anteilsbesitz nachweisen. Als Nachweis genügt ein in Textform erstellter besonderer Nachweis des Anteilsbesitzes durch das depotführende Institut in deutscher oder englischer Sprache. Der Nachweis hat sich auf den Beginn des einundzwanzigsten Tages vor der Hauptversammlung zu beziehen. Der Nachweis und die Anmeldung müssen der Gesellschaft spätestens am siebten Tage vor der Hauptversammlung unter folgender Adresse zugehen:

KRONES AG
c/o Commerzbank AG
ZTB S 2.31 Hauptversammlungen
60261 Frankfurt am Main

Die Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch Bevollmächtigte, z. B. die depotführende Bank, eine Aktionärsvertretung oder andere Personen ihrer Wahl, ausüben lassen, wobei der Bevollmächtigte nur stimmberechtigt ist, wenn die Vollmacht in Schriftform, elektronischer Form gemäß § 126a BGB oder in Form eines ausgedruckten Telefaxes nachgewiesen wird.

Zusätzlich bietet die Gesellschaft ihren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Die Aktionäre, die den von der Gesellschaft benannten Stimmrechtsvertretern eine Vollmacht erteilen wollen, benötigen hierzu eine Eintrittskarte zur Hauptversammlung. Vollmachten an von der Gesellschaft benannte Stimmrechtsvertreter müssen schriftlich übermittelt werden. Die notwendigen Unterlagen und Informationen erhalten die Aktionäre zusammen mit der Eintrittskarte. Vollmachten und Weisungen an von der Gesellschaft benannte Stimmrechtsvertreter müssen bis zum Ablauf des 18. Juni 2007 bei der Gesellschaft eingegangen sein, andernfalls können sie nicht berücksichtigt werden.

Zugänglich zu machende Anträge von Aktionären werden unverzüglich nach ihrem Eingang unter der Internetadresse www.krones.com veröffentlicht.

Neutraubling, im April 2007

Der Vorstand


B8
München
Passau
A3
Breslauer Str.
Regensburger Straße
Stadthalle Neutraubling
Walhallastraße
Osttangente

KRONES AG
Hauptversammlung
am 20. Juni 2007

Stadthalle Neutraubling
Regensburger Straße 9
93073 Neutraubling



KRONES AG
Unternehmenskommunikation
Böhmerwaldstraße 5
93073 Neutraubling
Deutschland

Telefon +49 94 01 70 32 58
Telefax +49 94 01 70 34 96
E-Mail investor-relations@krones.de
Internet www.krones.com

END